EXHIBIT 99.1

EVS Wins in Excess of $400 Thousand Order for IQ-TEX4 Systems for Denim Application

EVS to publish its full year 2015 results, post-market, on March 29 & its conference call on March 30

CAESAREA, Israel, March 24, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTC:EVSNF), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today that it received an order in excess of $400 thousand. The solution combines two complementary technologies developed by EVS, which solves the problem of inspecting Denim, a material which poses many difficulties for human inspection.

Mr. Sam Cohen, CEO of EVS, commented, “Over the last 5 years, we have successfully created a versatile and flexible platform for our SVC program for exactly these reasons.  Denim, an enormous market for EVS, has always been a fabric that our technology just could not conquer, until now.  Our engineers have successfully combined multiple SVC modules to create an extraordinary product for this difficult fabric.  Today, we can proudly say that we have a real, consistent, reliable automatic inspection system for denim fabrics.”

EVS also announced that it would be releasing its financial results for the fourth quarter and full year of 2015 on Tuesday, March 29, 2016 after the US markets close. The Company will also host a conference call the next day, Wednesday, March 30, 2016 starting at 9:00 am ET.  To participate, please call one of the following telephone numbers:

US:                              1 888 668 9141           at 9:00 am Eastern Time
Israel:                          03 918 0691                at 4:00 pm Israel Time
International:               +972 3 918 0691

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 646 201 9246
evs@gkir.com